FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	April	……………………………………………… ,	2014

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-………………..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	April 25, 2014	By ……/s/…………… Shinichi Aoyama ………
(Signature)*

Shinichi Aoyama General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2014

CONSOLIDATED RESULTS FOR

THE FIRST QUARTER ENDED MARCH 31, 2014

April 24, 2014

CONSOLIDATED RESULTS

(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projected
	Three months ended March 31, 2014	Three months ended March 31, 2013	Change(%)		Three months ended March 31, 2014	Year ending December 31, 2014	Change(%)

Net sales	¥868,312	¥816,653	+	6.3	$8,430,214	¥3,860,000	+	3.4
Operating profit	82,639	54,773	+	50.9	802,320	365,000	+	8.2
Income before income taxes	79,191	60,255	+	31.4	768,845	370,000	+	6.4
Net income attributable to Canon Inc.	¥47,610	¥40,913	+	16.4	$462,233	¥240,000	+	4.1

Net income attributable to Canon Inc. stockholders per share:

- Basic	¥42.11	¥35.49	+	18.7	$0.41	¥213.53	+	6.4
- Diluted	42.11	35.49	+	18.7	0.41	-		-

	Actual
	As of March 31, 2014	As of December 31, 2013	Change(%)		As of March 31, 2014

Total assets	¥4,064,480	¥4,242,710	-	4.2	$39,460,971

Canon Inc. stockholders’ equity	¥2,816,450	¥2,910,262	-	3.2	$27,344,175

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
	2.	U.S. dollar amounts are translated from yen at the rate of JPY 103 = U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of March 31, 2014, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2014 First Quarter in Review

Looking back at the global economy in the first quarter of 2014, economic indicators show that the U.S. economy recovered smoothly despite the temporary impact of the major cold wave that struck the country. In Europe, Germany has led a moderate economic recovery. The Chinese economy remained weak while other emerging countries also faced slowdowns primarily owing to the currency depreciation. The Japanese economy enjoyed significant expansion leading up to the hike in the country’s consumption tax. As a result, the global economy overall continued realizing moderate growth.

As for the markets in which Canon operates amid these conditions, demand for office multifunction devices (MFDs) and laser printers maintained steady growth. Demand for interchangeable-lens digital cameras increased in Japan, fueled by the rush demand before the consumption tax increase, while demand overseas showed signs of recovery in Europe and China. As for digital compact cameras, demand continued to shrink in both developed countries as well as emerging markets. Looking at inkjet printers, although demand increased in Japan, overall market demand decreased slightly from the previous year. In the industry and others sector, a rebound in capital investment for memory devices led to a pickup in demand for semiconductor lithography equipment, while demand for lithography equipment used in the production of FPD showed modest recovery for large-size panels.

The average value of the yen during the quarter was ¥102.69 against the U.S. dollar, a year on year depreciation of approximately ¥10, and ¥140.77 against the euro, a year on year depreciation of approximately ¥18.

During the first quarter, MFDs and laser printers enjoyed steady growth that has continued from the previous year. Despite harsh market conditions, including the effects of shrinking demand for digital compact cameras, net sales of consumables for inkjet printers increased. As for industrial equipment, sales grew considerably compared with the severe market conditions from the corresponding period of the previous year. Consequently, first quarter net sales increased 6.3% year on year to ¥868.3 billion (U.S.$8,430 million), a result that also reflects the positive effect of favorable currency exchange rates. The gross profit ratio rose 2.4 points year on year to 49.7% thanks to ongoing cost-cutting efforts along with the depreciation of the yen. Despite an increase in foreign-currency-denominated operating expenses after conversion into yen due to the depreciation of the yen, Group-wide efforts to thoroughly reduce spending contributed to limiting the increase in operating expenses to just ¥348.8 billion (U.S.$3,387 million), an increase of 5.3% year on year. As a result, operating profit increased by 50.9% to ¥82.6 billion (U.S.$802 million). Other income (deductions) decreased by ¥8.9 billion (U.S.$87 million) due to foreign currency exchange losses while income before income taxes increased by 31.4% year on year to ¥79.2 billion (U.S.$769 million). Net income attributable to Canon Inc. increased by 16.4% to ¥47.6 billion (U.S.$462 million) due to the early repeal of the special reconstruction corporate tax.

Basic net income attributable to Canon Inc. stockholders per share for the quarter was ¥42.11 (U.S.$0.41), a year on year increase of ¥6.62 (U.S.$0.06).

Results by Segment

Looking at Canon’s quarterly performance by business unit, within the Office Business Unit, as for office MFDs, sales of color models increased from the year-ago period, led by the imageRUNNER ADVANCE C5200/C2200 series. With regard to digital production printing systems, sales volume for the imagePRESS C6011/C6010 series increased. As for high-speed continuous-feed printers and wide-format printers, sales of the Océ ColorStream 3000 series showed solid growth. Among laser printers, color multifunction models recorded healthy growth, contributing to a year on year increase in sales volume. As a result, sales for the business unit totaled ¥509.2 billion (U.S.$4,943 million), a year on year increase of 9.7%, while operating profit totaled ¥72.5 billion (U.S.$703 million), increasing 20.6%.

Within the Imaging System Business Unit, although sales volume of interchangeable-lens digital cameras declined owing to the priority placed on optimizing inventories in the market, the advanced-amateur-model EOS 70D and new entry-level EOS Rebel T5 digital SLR cameras realized healthy growth, contributing to Canon maintaining the world’s top market share for unit sales. As for digital compact cameras, although total sales volume declined due to the contraction of the market and the increasing popularity of smartphones, sales volume for high-added-value models, featuring high image quality and high magnification zoom capabilities increased from the previous year. As for inkjet printers, although sales volume declined from the same period of the previous year, sales of consumables enjoyed healthy growth. As a result, sales for the business unit decreased by 1.8% to ¥292.8 billion (U.S.$2,843 million) year on year, while operating profit totaled ¥42.0 billion (U.S.$408 million), an increase of 47.6%.

In the Industry and Others Business Unit, within the semiconductor lithography equipment, renewed investment in capital expenditure by memory manufactures led to increased first-quarter unit sales of lithography equipment for memory devices, while the recovery trend in investment for large-size panels fueled increased unit sales of FPD lithography equipment. Looking at medical equipment, sales volume for Canon’s mainstay digital radiography systems steadily increased. Consequently, sales for the business unit totaled ¥89.8 billion (U.S.$872 million), an increase of 19.6% year on year, while operating profit recorded a loss of ¥7.6 billion (U.S.$74 million) owing to the upfront investment.

Cash Flow

During the first quarter of 2014, cash flow from operating activities totaled ¥132.3 billion (U.S.$1,284 million), an increase of ¥76.8 billion (U.S.$746 million) compared with the previous year due to the increase in profit. Cash flow from investing activities decreased ¥16.9 billion (U.S.$164 million) year on year to ¥56.5 billion (U.S.$548 million) as a result of capital investment focused on new products. Accordingly, free cash flow totaled ¥75.8 billion (U.S.$736 million), an increase of ¥93.7 billion (U.S.$910 million) compared with the corresponding year-ago period.

Cash flow from financing activities recorded an outlay of ¥125.7 billion (U.S.$1,221 million), mainly arising from the dividend payout and the repurchasing of treasury stock.

Owing to these factors, as well as the negative impact from foreign currency translation adjustments, cash and cash equivalents decreased by ¥61.8 billion (U.S.$600 million) to ¥727.1 billion (U.S.$7,059 million) from the end of the previous year.

Outlook

As for the outlook in the second quarter onward, there are signs of brightness among developed countries with steady economic growth in the U.S. and the European economy expected to continue its moderate recovery. Although uncertainties remain in China and other emerging countries, they are expected to continue to realize economic expansion. As for the Japanese economy, despite concern over a temporary slowdown in the second quarter due to the increased consumption tax, conditions are expected to improve from the third quarter onward with healthy growth projected for the full year. The global economy, having bottomed out in 2013, is also expected to realize a moderate recovery.

In the businesses in which Canon is involved, demand for MFDs is projected to expand moderately, mainly for color models. Likewise, demand in the laser printer market is also expected to continue growing moderately, centered on multifunction models. As for interchangeable-lens digital cameras, despite the temporary slump in demand in the U.S. market, with signs of recovery in the European market and those of China and other emerging countries, total demand is expected to remain in line with that for the previous year. Within the digital compact camera market, although projections point to market contraction, mainly among low-end models due to the popularity of smartphones, demand for high-added-value models featuring high image quality and high-magnification zoom capabilities, is expected to grow steadily. As for inkjet printers, dwindling demand is expected to come to an end with the economic recovery, leveling off to remain in line with the previous year. Within the industrial equipment market, demand for semiconductor lithography equipment is expected to increase as device manufacturers boost capital investment, while demand for FPD lithography equipment will likely pick up along with the recovery in investment for large-size panels.

With regard to currency exchange rates for the second quarter onward, on which Canon’s performance outlook is based, despite the recent trend toward a weaker yen, uncertainties remain in the future and Canon anticipates exchange rates of ¥100 to the U.S. dollar and ¥135 to the euro, representing depreciations of approximately ¥3 against the U.S. dollar, and approximately ¥6 against the euro compared with the annual average rates of the previous year.

Upon taking into consideration these foreign exchange rate assumptions and the current economic forecast, Canon projects full-year consolidated net sales in 2014 of ¥3,860.0 billion (U.S.$37,476 million), a year on year increase of 3.4%; operating profit of ¥365.0 billion (U.S.$3,544 million), a year on year increase of 8.2%; income before income taxes of ¥370.0 billion (U.S.$3,592 million), a year on year increase of 6.4%; and net income attributable to Canon Inc. of ¥240.0 billion (U.S.$2,330 million), a year on year increase of 4.1%.

Consolidated Outlook

Fiscal year

	Millions of yen
	Year ending December 31, 2014		Change (B - A)	Year ended December 31, 2013	Change (%) (B - C) / C
	Previous Outlook (A)	Revised Outlook (B)		Results (C)
Net sales	¥3,850,000	¥3,860,000	¥10,000	¥3,731,380	+3.4%
Operating profit	360,000	365,000	5,000	337,277	+8.2%
Income before income taxes	360,000	370,000	10,000	347,604	+6.4%
Net income attributable to Canon Inc.	¥240,000	¥240,000	¥-	¥230,483	+4.1%

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

II. Financial Statements

1.    CONSOLIDATED BALANCE SHEETS

	Millions of yen			Thousands of U.S. dollars
	As of March 31, 2014	As of December 31, 2013	Change	As of March 31, 2014
ASSETS
Current assets:
Cash and cash equivalents	¥727,091	¥788,909	¥(61,818)	$7,059,136
Short-term investments	45,880	47,914	(2,034)	445,437
Trade receivables, net	537,295	608,741	(71,446)	5,216,456
Inventories	549,537	553,773	(4,236)	5,335,311
Prepaid expenses and other current assets	292,935	286,605	6,330	2,844,029

Total current assets	2,152,738	2,285,942	(133,204)	20,900,369

Noncurrent receivables	18,714	19,276	(562)	181,689
Investments	68,232	70,358	(2,126)	662,447
Property, plant and equipment, net	1,255,434	1,278,730	(23,296)	12,188,680
Intangible assets, net	143,363	145,075	(1,712)	1,391,874
Other assets	425,999	443,329	(17,330)	4,135,912

Total assets	¥4,064,480	¥4,242,710	¥(178,230)	$39,460,971

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	¥1,098	¥1,299	¥(201)	$10,660
Trade payables	304,831	307,157	(2,326)	2,959,524
Accrued income taxes	36,166	53,196	(17,030)	351,126
Accrued expenses	297,922	315,536	(17,614)	2,892,447
Other current liabilities	151,138	171,119	(19,981)	1,467,360

Total current liabilities	791,155	848,307	(57,152)	7,681,117
Long-term debt, excluding current installments	1,140	1,448	(308)	11,068
Accrued pension and severance cost	204,512	229,664	(25,152)	1,985,553
Other noncurrent liabilities	93,370	96,514	(3,144)	906,505

Total liabilities	1,090,177	1,175,933	(85,756)	10,584,243

Equity:
Canon Inc. stockholders’ equity:
Common stock	174,762	174,762	-	1,696,718
Additional paid-in capital	402,029	402,029	-	3,903,194
Legal reserve	63,798	63,091	707	619,398
Retained earnings	3,185,684	3,212,692	(27,008)	30,928,971
Accumulated other comprehensive income (loss)	(98,151)	(80,646)	(17,505)	(952,922)
Treasury stock, at cost	(911,672)	(861,666)	(50,006)	(8,851,184)

Total Canon Inc. stockholders’ equity	2,816,450	2,910,262	(93,812)	27,344,175

Noncontrolling interests	157,853	156,515	1,338	1,532,553

Total equity	2,974,303	3,066,777	(92,474)	28,876,728

Total liabilities and equity	¥4,064,480	¥4,242,710	¥(178,230)	$39,460,971

	Millions of yen			Thousands of U.S. dollars
	As of March 31, 2014	As of December 31, 2013		As of March 31, 2014

Notes:
1. Allowance for doubtful receivables	¥12,813	¥12,730		$124,398
2. Accumulated depreciation	2,403,155	2,383,530		23,331,602
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(30,831)	1,734		(299,330)
Net unrealized gains and losses on securities	8,988	10,242		87,262
Net gains and losses on derivative instruments	(30)	(2,408)		(291)
Pension liability adjustments	(76,278)	(90,214)		(740,563)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2.  CONSOLIDATED STATEMENTS OF INCOME AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Consolidated statements of income
	Millions of yen				Thousands of U.S. dollars
	Three months ended March 31, 2014	Three months ended March 31, 2013	Change(%)		Three months ended March 31, 2014

Net sales	¥868,312	¥816,653	+	6.3	$8,430,214
Cost of sales	436,830	430,740			4,241,068

Gross profit	431,482	385,913	+	11.8	4,189,146
Operating expenses:
Selling, general and administrative expenses	274,025	257,624			2,660,438
Research and development expenses	74,818	73,516			726,388

	348,843	331,140			3,386,826

Operating profit	82,639	54,773	+	50.9	802,320
Other income (deductions):
Interest and dividend income	1,604	1,036			15,573
Interest expense	(103)	(105)			(1,000)
Other, net	(4,949)	4,551			(48,048)

	(3,448)	5,482			(33,475)

Income before income taxes	79,191	60,255	+	31.4	768,845

Income taxes	28,613	18,528			277,796

Consolidated net income	50,578	41,727			491,049
Less: Net income attributable to noncontrolling interests	2,968	814			28,816

Net income attributable to Canon Inc.	¥47,610	¥40,913	+	16.4	$462,233

Consolidated statements of comprehensive income
	Millions of yen				Thousands of U.S. dollars
	Three months ended March 31, 2014	Three months ended March 31, 2013	Change(%)		Three months ended March 31, 2014

Consolidated net income	¥50,578	¥41,727	+	21.2	$491,049
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(32,736)	85,600			(317,825)
Net unrealized gains and losses on securities	(1,319)	1,126			(12,806)
Net gains and losses on derivative instruments	2,378	935			23,087
Pension liability adjustments	13,937	(1,016)			135,311

	(17,740)	86,645			(172,233)

Comprehensive income	32,838	128,372	-	74.4	318,816
Less: Comprehensive income attributable to noncontrolling interests	2,733	1,628			26,534

Comprehensive income attributable to Canon Inc.	¥30,105	¥126,744	-	76.2	$292,282

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3.    DETAILS OF SALES

Sales by business unit	Millions of yen				Thousands of U.S. dollars
	Three months ended March 31, 2014	Three months ended March 31, 2013	Change(%)		Three months ended March 31, 2014
Office	¥509,176	¥464,206	+	9.7	$4,943,456
Imaging System	292,809	298,107	-	1.8	2,842,806
Industry and Others	89,770	75,067	+	19.6	871,553
Eliminations	(23,443)	(20,727)		-	(227,601)

Total	¥868,312	¥816,653	+	6.3	$8,430,214

Sales by region	Millions of yen				Thousands of U.S. dollars
	Three months ended March 31, 2014	Three months ended March 31, 2013	Change(%)		Three months ended March 31, 2014
Japan	¥191,713	¥159,718	+	20.0	$1,861,291
Overseas:
Americas	228,531	232,002	-	1.5	2,218,748
Europe	261,911	246,365	+	6.3	2,542,825
Asia and Oceania	186,157	178,568	+	4.2	1,807,350

	676,599	656,935	+	3.0	6,568,923

Total	¥868,312	¥816,653	+	6.3	$8,430,214

Notes: 1. The primary products included in each of the segments are as follows:

Office Business Unit :

Office multifunction devices (MFDs) / Laser multifunction printers (MFPs) / Laser printers / Digital production printing systems /
High speed continuous feed printers / Wide-format printers / Document solutions

Imaging System Business Unit :

Interchangeable lens digital cameras / Digital compact cameras / Digital camcorders / Digital cinema cameras / Interchangeable lenses /
Inkjet printers / Large-format inkjet printers / Commercial photo printers / Image scanners / Multimedia projectors /
Broadcast equipment / Calculators

Industry and Others Business Unit :

Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment / Digital radiography systems /
Ophthalmic equipment / Vacuum thin-film deposition equipment / Organic LED (OLED) panel manufacturing equipment /
Die bonders / Micromotors / Network cameras / Handy terminals / Document scanners

  2. The principal countries and regions included in each regional category are as follows:

Americas: United States of America, Canada, Latin America

Europe: United Kingdom, Germany, France, Netherlands, European countries, Middle East and Africa

Asia and Oceania: China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4.    CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Thousands of U.S. dollars
	Three months ended March 31, 2014	Three months ended March 31, 2013	Three months ended March 31, 2014
Cash flows from operating activities:
Consolidated net income	¥50,578	¥41,727	$491,049
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	61,352	64,340	595,650
Loss on disposal of fixed assets	2,647	2,126	25,699
Deferred income taxes	4,212	460	40,893
Decrease in trade receivables	61,575	88,732	597,816
Increase in inventories	(6,945)	(7,022)	(67,427)
Increase (decrease) in trade payables	6,651	(43,565)	64,573
Decrease in accrued income taxes	(16,677)	(26,212)	(161,913)
Decrease in accrued expenses	(12,162)	(26,782)	(118,078)
Decrease in accrued (prepaid) pension and severance cost	(6,326)	(1,136)	(61,417)
Other, net	(12,651)	(37,254)	(122,826)

Net cash provided by operating activities	132,254	55,414	1,284,019

Cash flows from investing activities:
Purchases of fixed assets	(57,418)	(62,826)	(557,456)
Proceeds from sale of fixed assets	1,861	785	18,068
Purchases of available-for-sale securities	(122)	(155)	(1,184)
Proceeds from sale and maturity of available-for-sale securities	-	1,662	-
(Increase) decrease in time deposits, net	25	(7,408)	243
Acquisitions of subsidiaries, net of cash acquired	(980)	(4,914)	(9,515)
Purchases of other investments	-	(209)	-
Other, net	159	(338)	1,543

Net cash used in investing activities	(56,475)	(73,403)	(548,301)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	179	490	1,738
Repayments of long-term debt	(580)	(988)	(5,631)
Decrease in short-term loans, net	(41)	(532)	(398)
Dividends paid	(73,905)	(80,695)	(717,524)
Repurchases of treasury stock, net	(50,006)	(4)	(485,495)
Other, net	(1,391)	(2,332)	(13,506)

Net cash used in financing activities	(125,744)	(84,061)	(1,220,816)

Effect of exchange rate changes on cash and cash equivalents	(11,853)	28,364	(115,077)

Net change in cash and cash equivalents	(61,818)	(73,686)	(600,175)
Cash and cash equivalents at beginning of period	788,909	666,678	7,659,311

Cash and cash equivalents at end of period	¥727,091	¥592,992	$7,059,136

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5.    NOTE FOR GOING CONCERN ASSUMPTION

      Not applicable.

6.    SEGMENT INFORMATION

(1)  SEGMENT INFORMATION BY BUSINESS UNIT

	Millions of yen				Thousands of U.S. dollars
	Three months ended March 31, 2014	Three months ended March 31, 2013	Change(%)		Three months ended March 31, 2014
Office
Net sales:
External customers	¥508,099	¥462,130	+	9.9	$4,933,000
Intersegment	1,077	2,076	-	48.1	10,456

Total	509,176	464,206	+	9.7	4,943,456

Operating cost and expenses	436,719	404,135	+	8.1	4,239,990

Operating profit	¥72,457	¥60,071	+	20.6	$703,466

Imaging System
Net sales:
External customers	¥292,613	¥297,927	-	1.8	$2,840,903
Intersegment	196	180	+	8.9	1,903

Total	292,809	298,107	-	1.8	2,842,806

Operating cost and expenses	250,783	269,626	-	7.0	2,434,787

Operating profit	¥42,026	¥28,481	+	47.6	$408,019

Industry and Others
Net sales:
External customers	¥67,600	¥56,596	+	19.4	$656,311
Intersegment	22,170	18,471	+	20.0	215,242

Total	89,770	75,067	+	19.6	871,553

Operating cost and expenses	97,391	82,603	+	17.9	945,543

Operating profit	¥(7,621)	¥(7,536)		-	$(73,990)

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(23,443)	(20,727)		-	(227,601)

Total	(23,443)	(20,727)		-	(227,601)

Operating cost and expenses	780	5,516		-	7,574

Operating profit	¥(24,223)	¥(26,243)		-	$(235,175)

Consolidated
Net sales:
External customers	¥868,312	¥816,653	+	6.3	$8,430,214
Intersegment	-	-		-	-

Total	868,312	816,653	+	6.3	8,430,214

Operating cost and expenses	785,673	761,880	+	3.1	7,627,894

Operating profit	¥82,639	¥54,773	+	50.9	$802,320

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

(2)  SEGMENT INFORMATION BY GEOGRAPHIC AREA

	Millions of yen				Thousands of U.S. dollars
	Three months ended March 31, 2014	Three months ended March 31, 2013	Change(%)		Three months ended March 31, 2014
Japan
Net sales:
External customers	¥208,645	¥171,874	+	21.4	$2,025,680
Intersegment	407,091	425,726	-	4.4	3,952,339

Total	615,736	597,600	+	3.0	5,978,019

Operating cost and expenses	538,797	533,827	+	0.9	5,231,038

Operating profit	¥76,939	¥63,773	+	20.6	$746,981

Americas
Net sales:
External customers	¥228,200	¥229,375	-	0.5	$2,215,534
Intersegment	693	2,578	-	73.1	6,728

Total	228,893	231,953	-	1.3	2,222,262

Operating cost and expenses	224,325	228,627	-	1.9	2,177,912

Operating profit	¥4,568	¥3,326	+	37.3	$44,350

Europe
Net sales:
External customers	¥261,573	¥246,729	+	6.0	$2,539,544
Intersegment	11,476	11,731	-	2.2	111,417

Total	273,049	258,460	+	5.6	2,650,961

Operating cost and expenses	268,018	264,474	+	1.3	2,602,116

Operating profit	¥5,031	¥(6,014)		-	$48,845

Asia and Oceania
Net sales:
External customers	¥169,894	¥168,675	+	0.7	$1,649,456
Intersegment	191,634	190,528	+	0.6	1,860,525

Total	361,528	359,203	+	0.6	3,509,981

Operating cost and expenses	344,640	345,014	-	0.1	3,346,020

Operating profit	¥16,888	¥14,189	+	19.0	$163,961

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(610,894)	(630,563)		-	(5,931,009)

Total	(610,894)	(630,563)		-	(5,931,009)

Operating cost and expenses	(590,107)	(610,062)		-	(5,729,192)

Operating profit	¥(20,787)	¥(20,501)		-	$(201,817)

Consolidated
Net sales:
External customers	¥868,312	¥816,653	+	6.3	$8,430,214
Intersegment	-	-		-	-

Total	868,312	816,653	+	6.3	8,430,214

Operating cost and expenses	785,673	761,880	+	3.1	7,627,894

Operating profit	¥82,639	¥54,773	+	50.9	$802,320

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

7.    SIGNIFICANT CHANGES IN CANON INC. STOCKHOLDERS’ EQUITY

       None.

8.     BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(1)  GROUP POSITION

1.	Number of Group Companies

	March 31, 2014	December 31, 2013	Change
Subsidiaries	255	257	(2)
Affiliates	11	11	-
Total	266	268	(2)

2.	Change in Group Entities

Subsidiaries
Addition:	2 companies
Removal:	4 companies

3.	Subsidiaries Listed on Domestic Stock Exchange

Tokyo Stock Exchange (1st section): Canon Marketing Japan Inc., Canon Electronics Inc.

(2) SIGNIFICANT	ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

Canon Inc.

April 24, 2014

CONSOLIDATED FINANCIAL RESULTS FOR

THE FIRST QUARTER ENDED MARCH 31, 2014

SUPPLEMENTARY REPORT

TABLE OF CONTENTS

PAGE
1.	SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT	S 1
2.	SEGMENT INFORMATION BY BUSINESS UNIT	S 2
3.	OTHER INCOME / DEDUCTIONS	S 2
4.	BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT	S 3
5.	SALES GROWTH IN LOCAL CURRENCY (Year over year)	S 3
6.	PROFITABILITY	S 4
7.	IMPACT OF FOREIGN EXCHANGE RATES	S 4
8.	STATEMENTS OF CASH FLOWS	S 4
9.	R&D EXPENDITURE	S 5
10.	INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION	S 5
11.	INVENTORIES	S 5
12.	DEBT RATIO	S 5
13.	OVERSEAS PRODUCTION RATIO	S 5
14.	NUMBER OF EMPLOYEES	S 5

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1. SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT	(Millions of yen)

	2014		2013		Change year over year
	1st quarter	Year (P)	1st quarter	Year	1st quarter	Year
Japan
Office	102,020	-	90,534	368,308	+12.7%	-
Imaging System	53,343	-	40,094	215,970	+33.0%	-
Industry and Others	36,350	-	29,090	131,585	+25.0%	-
Total	191,713	767,500	159,718	715,863	+20.0%	+7.2%
Overseas
Office	406,079	-	371,596	1,625,590	+9.3%	-
Imaging System	239,270	-	257,833	1,232,216	-7.2%	-
Industry and Others	31,250	-	27,506	157,711	+13.6%	-
Total	676,599	3,092,500	656,935	3,015,517	+3.0%	+2.6%
Americas
Office	156,166	-	142,983	629,472	+9.2%	-
Imaging System	65,897	-	79,474	392,373	-17.1%	-
Industry and Others	6,468	-	9,545	37,656	-32.2%	-
Total	228,531	1,057,300	232,002	1,059,501	-1.5%	-0.2%
Europe
Office	173,532	-	163,809	694,563	+5.9%	-
Imaging System	81,551	-	77,570	404,390	+5.1%	-
Industry and Others	6,828	-	4,986	25,976	+36.9%	-
Total	261,911	1,161,600	246,365	1,124,929	+6.3%	+3.3%
Asia and Oceania
Office	76,381	-	64,804	301,555	+17.9%	-
Imaging System	91,822	-	100,789	435,453	-8.9%	-
Industry and Others	17,954	-	12,975	94,079	+38.4%	-
Total	186,157	873,600	178,568	831,087	+4.2%	+5.1%
Intersegment
Office	1,077	-	2,076	6,175	-48.1%	-
Imaging System	196	-	180	752	+8.9%	-
Industry and Others	22,170	-	18,471	85,574	+20.0%	-
Eliminations	(23,443)	-	(20,727)	(92,501)	-	-
Total	0	0	0	0	-	-
Total
Office	509,176	2,119,900	464,206	2,000,073	+9.7%	+6.0%
Imaging System	292,809	1,393,100	298,107	1,448,938	-1.8%	-3.9%
Industry and Others	89,770	444,500	75,067	374,870	+19.6%	+18.6%
Eliminations	(23,443)	(97,500)	(20,727)	(92,501)	-	-
Total	868,312	3,860,000	816,653	3,731,380	+6.3%	+3.4%

(P)=Projection

- S1 -

Canon Inc.

2. SEGMENT INFORMATION BY BUSINESS UNIT	(Millions of yen)

	2014		2013		Change year over year
	1st quarter	Year (P)	1st quarter	Year	1st quarter	Year
Office
External customers	508,099	2,116,800	462,130	1,993,898	+9.9%	+6.2%
Intersegment	1,077	3,100	2,076	6,175	-48.1%	-49.8%
Total sales	509,176	2,119,900	464,206	2,000,073	+9.7%	+6.0%
Operating profit	72,457	287,100	60,071	266,908	+20.6%	+7.6%
% of sales	14.2%	13.5%	12.9%	13.3%	-	-
Imaging System
External customers	292,613	1,391,500	297,927	1,448,186	-1.8%	-3.9%
Intersegment	196	1,600	180	752	+8.9%	+112.8%
Total sales	292,809	1,393,100	298,107	1,448,938	-1.8%	-3.9%
Operating profit	42,026	200,000	28,481	203,794	+47.6%	-1.9%
% of sales	14.4%	14.4%	9.6%	14.1%	-	-
Industry and Others
External customers	67,600	351,700	56,596	289,296	+19.4%	+21.6%
Intersegment	22,170	92,800	18,471	85,574	+20.0%	+8.4%
Total sales	89,770	444,500	75,067	374,870	+19.6%	+18.6%
Operating profit	(7,621)	(17,500)	(7,536)	(25,331)	-	-
% of sales	-8.5%	-3.9%	-10.0%	-6.8%	-	-
Corporate and Eliminations
External customers	-	-	-	-	-	-
Intersegment	(23,443)	(97,500)	(20,727)	(92,501)	-	-
Total sales	(23,443)	(97,500)	(20,727)	(92,501)	-	-
Operating profit	(24,223)	(104,600)	(26,243)	(108,094)	-	-
Consolidated
External customers	868,312	3,860,000	816,653	3,731,380	+6.3%	+3.4%
Intersegment	-	-	-	-	-	-
Total sales	868,312	3,860,000	816,653	3,731,380	+6.3%	+3.4%
Operating profit	82,639	365,000	54,773	337,277	+50.9%	+8.2%
% of sales	9.5%	9.5%	6.7%	9.0%	-	-
					(P)=Projection

3. OTHER INCOME / DEDUCTIONS					(Millions of yen)
	2014		2013		Change year over year
	1st quarter	Year (P)	1st quarter	Year	1st quarter	Year
Interest and dividend, net	1,501	4,900	931	6,029	+570	(1,129)
Forex gain (loss)	(5,807)	(6,200)	3,182	(1,992)	(8,989)	(4,208)
Equity earnings (loss) of affiliated companies	93	600	(86)	(664)	+179	+1,264
Other, net	765	5,700	1,455	6,954	(690)	(1,254)
Total	(3,448)	5,000	5,482	10,327	(8,930)	(5,327)
					(P)=Projection

- S2 -

Canon Inc.

4. BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT
	2014		2013
	1st quarter	Year (P)	1st quarter	Year
Office
Monochrome copiers	15%	16%	16%	16%
Color copiers	18%	20%	19%	19%
Printers	43%	41%	43%	42%
Others	24%	23%	22%	23%
Imaging System
Cameras	62%	64%	65%	67%
Inkjet printers	29%	28%	26%	25%
Others	9%	8%	9%	8%
Industry and Others
Lithography equipment	16%	24%	9%	17%
Others	84%	76%	91%	83%
				(P)=Projection

5. SALES GROWTH IN LOCAL CURRENCY (Year over year)
	2014
	1st quarter	Year (P)
Office
Japan	+12.7%	-
Overseas	-2.2%	-
Total	+0.5%	+3.2%
Imaging System
Japan	+33.0%	-
Overseas	-17.3%	-
Total	-10.5%	-6.2%
Industry and Others
Japan	+25.0%	-
Overseas	+7.1%	-
Total	+17.2%	+18.0%
Total
Japan	+20.0%	+7.2%
Overseas	-7.7%	-0.5%
Americas	-11.0%	-2.7%
Europe	-7.1%	-1.0%
Asia and Oceania	-4.2%	+3.1%
Total	-2.3%	+1.0%
		(P)=Projection

- S3 -

					Canon Inc.
6. PROFITABILITY
	2014		2013
	1st quarter	Year (P)	1st quarter	Year
ROE *1	6.7%	8.2%	6.2%	8.4%
ROA *2	4.6%	5.6%	4.1%	5.6%
				(P)=Projection

*1 Return on Equity ; Based on Net Income attributable to Canon Inc. and Total Canon Inc. Stockholders’ Equity

*2 Return on Assets ; Based on Net Income attributable to Canon Inc.

7. IMPACT OF FOREIGN EXCHANGE RATES

(1) Exchange rates					(Yen	)
	2014			2013
	1st quarter	2nd-4th quarter (P)	Year (P)	1st quarter	Year
Yen/US$	102.69	100.00	100.61	92.76	97.84
Yen/Euro	140.77	135.00	136.29	122.35	130.01
					(P)=Projection

	(2) Impact of foreign exchange rates on sales (Year over year)	(Billions of yen)
	2014
	1st quarter	Year (P)
US$	+23.2	+23.3
Euro	+27.7	+40.3
Other currencies	+5.6	+7.0
Total	+56.5	+70.6
		(P)=Projection

(3) Impact of foreign exchange rates per yen	(Billions of yen)
	2014
	2nd-4th quarter (P)
On sales
US$	12.7
Euro	5.4
On operating profit
US$	4.9
Euro	2.8
	(P)=Projection

8. STATEMENTS OF CASH FLOWS				(Millions of yen )
	2014		2013
	1st quarter	Year (P)	1st quarter	Year
Net cash provided by operating activities	132,254	510,000	55,414	507,642
Net cash used in investing activities	(56,475)	(300,000)	(73,403)	(250,212)
Free cash flow	75,779	210,000	(17,989)	257,430
Net cash used in financing activities	(125,744)	(196,600)	(84,061)	(222,181)
Effect of exchange rate changes on cash and cash equivalents	(11,853)	(27,300)	28,364	86,982
Net change in cash and cash equivalents	(61,818)	(13,900)	(73,686)	122,231
Cash and cash equivalents at end of period	727,091	775,000	592,992	788,909
				(P)=Projection

- S4 -

Canon Inc.

9. R&D EXPENDITURE				(Millions of yen)
	2014		2013
	1st quarter	Year (P)	1st quarter	Year
Office	24,686	-	24,658	105,246
Imaging System	20,940	-	20,037	84,377
Industry and Others	6,194	-	5,814	25,701
Corporate and Eliminations	22,998	-	23,007	91,000
Total	74,818	310,000	73,516	306,324
% of sales	8.6%	8.0%	9.0%	8.2%
				(P)=Projection

10. INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION				(Millions of yen)
	2014		2013
	1st quarter	Year (P)	1st quarter	Year
Increase in PP&E	38,054	210,000	50,793	188,826
Depreciation and amortization	61,352	270,000	64,340	275,173
				(P)=Projection

11. INVENTORIES
(1) Inventories			(Millions of yen)
	2014	2013	Difference
	Mar.31	Dec.31
Office	216,560	227,413	(10,853)
Imaging System	221,981	221,368	+613
Industry and Others	110,996	104,992	+6,004
Total	549,537	553,773	(4,236)

(2) Inventories/Sales*			(Days)
	2014	2013	Difference
	Mar.31	Dec.31
Office	38	41	(3)
Imaging System	57	53	+4
Industry and Others	124	115	+9
Total	53	52	+1
*Index based on the previous six months sales.

12. DEBT RATIO
	2014	2013	Difference
	Mar.31	Dec.31
Total debt / Total assets	0.1%	0.1%	0.0%

13. OVERSEAS PRODUCTION RATIO
	2014	2013
	1st quarter	Year
Overseas production ratio	61%	57%

14. NUMBER OF EMPLOYEES
	2014	2013	Difference
	Mar.31	Dec.31
Japan	69,366	69,825	(459)
Overseas	121,346	124,326	(2,980)
Total	190,712	194,151	(3,439)

- S5 -